UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant's name into English)

4 Messogiou & Evropis Street 151 25 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is Management's Discussion and Analysis of Financial Condition and Results of Operation and interim unaudited financial statements and related information and data of Euroseas Ltd. as of and for the six month period ended June 30, 2011.

Exhibit 1

The following is a discussion of our financial condition of June 30, 2011 and our results of operations comparing the six months ended June 30, 2011 with the six months ended June 30, 2010.  You should read this section in conjunction with the unaudited interim consolidated financial statements including the related notes to those financial statements included elsewhere in this report.  This discussion includes forward-looking statements that involve risks and uncertainties.  Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, such as those set forth in the section titled "Risk Factors"  in our annual report on Form 20-F filed May 27, 2011.

WE CAUTION READERS OF THIS REPORT NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES.  WE UNDERTAKE NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS CONTAINED IN THIS REPORT, OR THE DOCUMENTS TO WHICH WE REFER YOU IN THIS REPORT, TO REFLECT ANY CHANGE IN OUR EXPECTATIONS WITH RESPECT TO SUCH STATEMENTS OR ANY CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY STATEMENT IS BASED.  THESE FORWARD LOOKING STATEMENTS ARE NOT GUARANTEES OF OUR FUTURE PERFORMANCE, AND ACTUAL RESULTS AND FUTURE DEVELOPMENTS MAY VARY MATERIALLY FROM THOSE PROJECTED IN THE FORWARD LOOKING STATEMENTS.

Please note: throughout this report, all references to "we", "our", "us" and the "Company" refer to Euroseas Ltd and its subsidiaries.

Six months ended June 30, 2011 compared to six months ended June 30, 2010.

Voyage revenues.  Voyage revenues for the six month period ended June 30, 2011 were $31.07 million, up 9.2% compared to the same period in 2010 during which voyage revenues amounted to $28.44 million.  This increase was primarily due to the greater number of vessels in our fleet, an average of 16 vessels in the six months of 2011 against an average of 15.06 vessels during the same period in 2010, a 6.3% increase.  Furthermore, all 16 of our vessels were employed in the first half of 2011 while two of our vessels were laid-up during the same period of 2010  As a result, the total number of days our vessels earned revenue increased by 20.2% from 2,292 days in the same period in 2010 to 2,755 days in the first six months of 2011.  While employed, our vessels generated a time-charter equivalent ("TCE") rate of $11,198 per day per vessel in the first half of 2011 compared to $12,146 per day per vessel for the same period in 2010 (see calculation in table below).  The average TCE rate our vessels achieved is a combination of the time charter rate earned by our vessels under time charter contracts, which is not influenced by market developments during the duration of the charter (unless the charter parties renegotiate the terms of the relevant charter), and the TCE rate earned by our vessels employed in the spot market which is influenced by market developments.  Charter rates in the six months of 2011 were lower for our drybulk vessels and higher for our containership vessels compared to the first six months of 2010. We had 423.6 scheduled off-hire days, including drydocking and laid-up time, and 9.5 operational off-hire days in the first six months of 2010 compared to 84.6 scheduled off-hire days for drydocking, 48 commercial off-hire days and 7.9 operational off-hire days in the first six months of 2011.

	Six months ended
	June 30, 2010	June 30, 2011
Voyage revenues	$28,443,513	$31,073,588
Voyage expenses	(607,254)	(218,273)
TCE revenues	$27,836,259	$30,855,315
Voyage days generating revenues	2,292	2,755
TCE Rate	$12,146	$11,198

2

Related party revenues.  Related party revenues reflect $0.12 million received from Euromar LLC, a joint venture of Euroseas, for administration services for the six month period ended June 30, 2011.  There were no such revenues in the same period for 2010.

Commissions.  Commissions earned by us for the six month period ended June 30, 2011 were $1.36 million. At 4.4% of voyage revenues, commissions were higher than in the same period of 2010 during which they accounted for 3.4% of our revenues.  The overall level of commissions also depends on the agreed commission for each charter contract which was higher on average in the first half of 2011 as compared to the same period of 2010.  One additional reason for this increase in percentage terms is that voyage revenues in 2011 include a smaller contribution from vessels employed in pools where third party commissions are paid at the pool level (we had one vessel operating in a pool during the first half of 2011 compared to two during the same period of 2010).

Voyage expenses.  Voyage expenses for the six month period ended June 30, 2011 were $0.22 million related to expenses for certain voyage charters, compared to $0.61 million for the same period of 2010. Because our vessels are generally chartered under time charter contracts, voyage expenses represent a small percentage (0.7% and 2.1% during the first half of 2011 and 2010, respectively) of voyage revenues.  The main reason for the decline is due to less travel time outside any charter contract (i.e., for repositioning or fuel expenses while the vessel is waiting or laid-up) that we incurred in the first half of 2011 versus the same period of 2010.

Vessel operating expenses.  Vessel operating expenses excluding management fees were $12.89 million during the first half of 2011 compared to $9.76 million for the same period of 2010.  This difference was due to the greater number of vessels that we operated in the first six months of 2011 which included an additional acquired vessel and two other owned vessels that were laid-up during the same period of 2010 and incurred lower costs while laid-up.  Daily vessel operating expenses excluding management fees per vessel increased between the two periods to $4,450 per day in the first six months of 2011 compared to $3,581 per day during the same period of 2010, a 24.3% increase, mainly reflecting the reduced expenses for the laid-up vessels in 2010 and certain cost increases like higher lubricant costs and a higher US Dollar per Euro exchange rate during the first half of 2011.

Management fees.  These are part of the fees we pay to Eurobulk under our Master Management Agreement. During the first six months of 2011, Eurobulk charged us 700 Euros per day per vessel totalling $2.91 million for the period, or $1,005 per day per vessel.  In the same period of 2010, management fees amounted to $2.28 million, or $835 per day per vessel based on the daily rate per vessel of 665 Euros.  In addition to the higher payment rate, the increase on a per day basis is due to the higher exchange rate from US Dollars to Euros in the first six months of 2011 as compared to the same period of 2010 and the higher management fees for the two vessels that were reactivated from lay-up and were operating in the first half of 2011 as compared to the same period of 2010 during which the laid-up vessels were charged with half the daily management fees.

Other general and administrative expenses.  These are expenses we pay as part of our operation as a public company and include the fixed portion of our management agreement fees, legal and auditing fees, directors' and officers' liability insurance and other miscellaneous corporate expenses. In the first six months of 2011, we had a total of $1.58 million of general and administrative expenses as compared to $2.04 million in same period of 2010. The 2010 figure includes $0.34 million of set-up costs for the Euromar LLC joint venture.  Excluding the contribution to Euromar LLC set-up costs, the remaining decrease in 2011 relates to a number of various and miscellaneous expenses, including vessel inspection costs and legal expenses amongst others.

Drydocking expenses.  These are expenses we pay for our vessels to complete a drydocking as part of an intermediate or special survey. In the first half of 2011, we had four vessels complete a drydocking and one vessel start one for an aggregate expense of $2.28 million. During the first half of 2010, we had three vessels complete a drydocking, one complete an in-water intermediate survey and one vessel start a drydocking for which we incurred an aggregate of $1.85 million of expenses.

Vessel depreciation.  Vessel depreciation for the six month period ended June 30, 2011 was $9.17 million. Comparatively, vessel depreciation for the same period in 2010 amounted to $8.81 million.  Vessel depreciation in the first six months of 2011 was higher compared to the same period of 2010 mainly due to the contribution of M/V Aggeliki P, which was acquired in the second quarter of 2010. M/V Aggeliki P contributed about $0.02 million to the depreciation expenses of the six months ended June 30 2010, compared to the $0.39 million of depreciation expense for the six months ended June 30 2011.

3

Interest and other financing costs. Interest and other financing costs for the six month period ended June 30, 2011 were $1.13 million. Comparatively, during the same period in 2010, interest and finance costs amounted to $0.72 million.  The difference is primarily due to the higher amount of debt outstanding, on average, in the first half of 2011 as compared to the same period in 2010 and, secondarily, to the higher  average interest rate that we had to pay on our debt in the first half of 2011 compared to the same period of 2010.  Specifically, the average LIBOR rate on our debt as of June 30, 2011 was 0.23% and the average margin over LIBOR was 2.17% for a total interest rate of 2.40% as compared to an average LIBOR rate on June 30, 2010 of 0.38% and an average margin over LIBOR of 1.70% for a total interest rate of 2.08%.

Interest income.  Interest income for the six month period ended June 30, 2011 was $0.11 million compared to $0.39 million for the same period of 2010.  The difference is primarily due to the lower average cash reserves during the first half of 2011 as compared to the first half of 2010 and, secondarily, to lower interest rates available for our deposit accounts.

Investments in Trading Securities and Foreign Exchange Gains or Losses.  In the first six months of 2011, we had a $21,545 foreign exchange loss compared to a $7,148 foreign exchange gain in the same period of 2010.  In the first six months of 2011, we had an unrealized loss from investments in trading securities of $0.12 million, compared to an unrealized loss from investments in trading securities of $0.08 million for the same period of 2010.  Our investments in trading securities produced no dividend income in the first half periods of 2010 or 2011.

Derivatives gains (losses).  In the first six months of 2011, we had a total derivative loss of $0.44 million from three interest rate swap contracts and a number of options on Forward Freight Agreement ("FFA") contracts that we entered into in July of 2010 which consisted of a realized loss of $0.84 million and an unrealized loss of $0.28 million from the interest rate swap and a realized gain of $0.41 million and an unrealized gain of $0.28 million from the FFA contracts.  For the same period of 2010, we had a total derivative loss of $4.35 million from two interest rate swap contracts and a number of FFA contracts that we entered into in December of 2008 and during 2009 which consisted of a realized loss of $0.80 million and an unrealized loss of $1.63 million from the interest rate swap and a realized loss of $7.61 million and an unrealized gain of $5.69 million from the FFA contracts. As a result we had a decrease in the fair value of derivatives of $0.44 million in the first half of 2011 as compared to a decrease of $4.35 million in the same period of 2010.

Loss in joint venture. Our share of the losses of our joint venture, Euromar LLC, was $16,348 in the first half of 2011, which was not incurred in the comparative period of 2010.  Our share of set-up costs for the same joint venture in the first half of 2010 is included in the "Other General & Administrative Expenses" line as discussed above.

Net income (loss). As a result of the above, net loss for the six months ended on June 30, 2011 was $0.56 million compared to $2.46 million for the same period in 2010.

Cash Flows

As of June 30, 2011, we had a cash balance of $29.51 million, funds due from a related company of $1.27 million and cash in restricted retention accounts of $5.92 million.  Amounts due from such related company represent net disbursements and collections made by our fleet manager, Eurobulk, on behalf of the ship-owning companies during the normal course of operations for which they have the right of offset.  Amounts due from such related company mainly consist of advances to our fleet manager of funds to pay for all anticipated vessel expenses.  The amount of $1.27 million due from such related company as of June 30, 2011 therefore consists mainly of such advances.  Working capital is current assets minus current liabilities, including the current portion of long term debt.  We had a working capital surplus of $16.83 million including the current portion of long term debt which was $13.66 million as of June 30, 2011.

Net cash from operating activities.

Our net cash from operating activities for the six months ended June 30, 2011 was $5.54 million.  Net loss for the period was $0.56 million, which was decreased by $9.17 million for depreciation and increased by $1.32 million for amortization of the fair value of time charters.  During the same period of 2010, net cash flow from operating activities was $9.37 million based on a net loss of $2.46 million which was decreased by $8.81 million of depreciation and increased by $1.05 million for amortization of fair value of time charters amongst other adjustments.

4

Net cash from investing activities.

In the first six months of 2011, we did not purchase or sell any vessels.  We had approximately $0.10 million released from restricted accounts and $1.43 million from insurance proceeds for total funds provided by investment activities of $1.53 million.  In the same period of 2010, we acquired a vessel for $15.85 million and increased funds in retention accounts by $0.37 million for a total amount of funds used in investment activities of $16.22 million.

Net cash used in financing activities.

In the first half of 2011, net cash used in financing activities amounted to $11.84 million.  These funds consisted primarily of $4.03 million of dividends paid, $7.59 million of loan repayments and $0.22 million of loan arrangement fees paid relating to a loan drawn in December 2010. In the same period of 2010, net cash used in financing activities amounted to $8.90 million.  This is accounted for by $3.08 million in dividend payments, $5.78 million of debt repayments and $44,451 paid for offering expenses.

Debt Financing

We operate in a capital intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long term debt.  We maintain debt levels we consider prudent based on our market expectations, cash flow, interest coverage and percentage of debt to capital.

As of June 30, 2011, our long term debt was comprised of ten loans with a combined outstanding balance of $80.80 million.  These loans have maturity dates between 2011 and 2017. A description of our loans as of June 30, 2011 is provided in Note 6 to our attached unaudited condensed consolidated financial statements.  Over the next twelve months, we have scheduled repayments of approximately $13.66 million of the above debt.  We were in compliance with each of our loan agreement covenants as of December 31, 2010 and June 30, 2011.

We have partly hedged our interest rate exposure and entered into three interest rate swap agreements for a notional amount of $60.00 million which expire between July 14, 2013 and January 21, 2016.

5

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Financial Statements
June 30, 2010 and June 30, 2011

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
 (All amounts, except share data, expressed in U.S. Dollars)

	Notes	December 31, 2010	June 30, 2011
Assets
Current assets
Cash and cash equivalents		34,273,518	29,509,285
Trade accounts receivable, net		1,563,761	1,776,287
Other receivables		6,693,985	2,352,975
Inventories		1,788,256	1,749,905
Due from related companies	5	-	1,271,724
Restricted cash	6	976,714	871,118
Trading securities	10	263,223	143,457
Derivatives	10	574,336	853,522
Prepaid expenses		271,033	312,763
Total current assets		46,404,826	38,841,036

Fixed assets
Vessels, net	3	255,412,434	246,238,156
Long-term assets
Restricted cash	6	4,800,000	5,046,000
Deferred charges, net		599,374	522,925
Investment in joint venture	11	14,461,167	14,444,819
Total long-term assets		275,272,975	266,251,900
Total assets		321,677,801	305,092,936

Liabilities and shareholders' equity
Current liabilities
Long-term debt, current portion	6	13,472,000	13,662,000
Trade accounts payable		3,950,934	2,535,629
Accrued expenses		2,212,401	1,523,298
Accrued dividends	8	32,175	64,350
Due to related companies	5	1,594,773	-
Deferred revenues		2,114,335	2,087,701
Derivatives	10	1,837,924	2,137,552
Total current liabilities		25,214,542	22,010,530

(Unaudited Condensed Consolidated balance sheets continues on the next page)

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
(All amounts, except share data, expressed in U.S. Dollars)

(continued)

	Notes	December 31, 2010	June 30, 2011
Long-term liabilities
Long-term debt, net of current portion	6	74,913,000	67,137,000
Derivatives	10	1,537,056	1,517,301
Fair value of below market time charters acquired	4	1,318,211	-
Total long-term liabilities		77,768,267	68,654,301
Total liabilities		102,982,809	90,664,831

Commitments and contingencies	7	-	-

Shareholders' equity
Common stock (par value $0.03, 200,000,000 shares authorized, 31,002,211 issued and outstanding)		930,067	930,067
Preferred shares (par value $0.01, 20,000,000 shares authorized, no shares issued and outstanding)		-	-
Additional paid-in capital		236,279,931	236,639,011
Accumulated deficit		(18,515,006)	(23,140,973)
Total shareholders' equity		218,694,992	214,428,105
Total liabilities and shareholders' equity		321,677,801	305,092,936

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Operations
(All amounts, except for share data, expressed in U.S. Dollars)

		Six months ended June 30,
		2010	2011
Revenues
Voyage revenue	4	28,443,513	31,073,588
Related party revenue	5	-	119,014
Commissions		(967,672)	(1,357,355)
Net revenue		27,475,841	29,835,247

Operating expenses
Voyage expenses		607,254	218,273
Vessel operating expenses		9,757,490	12,887,740
Drydocking expenses		1,850,763	2,276,954
Vessel depreciation	3	8,805,492	9,174,278
Management fees	5	2,275,545	2,910,624
Other general and administrative expenses		2,035,587	1,584,531
Other income		(153,500)	(263,000)
Total operating expenses		25,178,631	28,789,400

Operating income		2,297,210	1,045,847

Other income/(expenses)
Interest and other financing costs		(724,977)	(1,128,692)
Change in fair value of derivatives	10	(4,347,934)	(435,091)
Foreign exchange gain/(loss)		7,148	(21,545)
Realized and unrealized loss on investments		(80,509)	(119,766)
Interest income		385,959	112,091
Other expenses, net		(4,760,313)	(1,593,003)

Equity/(loss) in joint venture		-	(16,348)
Net loss		(2,463,103)	(563,504)
Earnings / (loss) per share - basic	9	(0.08)	(0.02)
Weighted average number of shares outstanding during the year, basic	9	30,849,711	31,002,711
Earnings / (loss) per share - diluted	9	(0.08)	(0.02)
Weighted average number of shares outstanding during the year, diluted	9	30,849,711	31,002,211

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Changes in Shareholders' Equity
For the six month periods ended June 30, 2010 and June 30, 2011
(All amounts, except share data, expressed in U.S. Dollars)

	Comprehensive Loss	Number of Shares Outstanding	Common Stock Amount	Preferred Shares Amount	Additional Paid - in Capital	Accumulated Deficit	Total
Balance, January 1, 2010		30,849,711	925,492	-	235,588,391	(5,060,620)	231,453,263
Net loss	(2,463,103)					(2,463,103)	(2,463,103)
Share-based compensation	-	-	-		335,768	-	335,768
Dividends declared ($0.10 per share) (see Note 9)			-	-		(3,108,470)	(3,108,470)
Balance, June 30, 2010		30,849,711	925,492	-	235,924,159	(10,632,193)	226,217,458

Balance, January 1, 2011		31,002,211	930,067	-	236,279,931	(18,515,006)	218,694,992
Net loss	(563,504)					(563,504)	(563,504)
Share-based compensation	-	-	-		359,080	-	359,080
Dividends declared ($0.13 per share) (see Note 9)			-	-		(4,062,463)	(4,062,463)
Balance, June 30, 2011		31,002,211	930,067	-	236,639,011	(23,140,973)	214,428,105

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
 (All amounts expressed in U.S. Dollars)
	For the six months ended June 30,
	2010	2011
Cash flows from operating activities:
Net loss	(2,463,103)	(563,504)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of vessels	8,805,492	9,174,278
Amortization of deferred charges	51,174	76,449
Amortization of fair value of time charters	(1,053,208)	(1,318,211)
Losses in investment in joint venture	-	16,348
Share-based compensation	335,769	359,080
Loss on trading securities	80,509	119,766
Unrealized loss / (gain) on derivatives	(4,058,795)	687
Changes in operating assets and liabilities:
(Increase) / decrease in:
Trade accounts receivables	262,094	(231,088)
Prepaid expenses	(113,254)	(41,730)
Other receivables	(759,353)	2,911,735
Change in restricted cash	-	(246,000)
Inventories	79,032	38,351
Other deposits	7,494,088	-
Due from related companies	(528,153)	(1,271,725)
Increase / (decrease) in:
Due to related companies	(1,416,380)	(1,594,773)
Trade accounts payable	1,522,199	(1,415,305)
Accrued expenses	404,041	(469,103)
Deferred revenue	731,822	(8,072)
Net cash provided by operating activities:	9,373,974	5,537,183

Cash flows from investing activities:
Purchase of vessels including improvements	(15,850,000)	-
Insurance proceeds	-	1,429,275
Change in restricted cash	(374,113)	105,596
Net cash (used in) / provided by investing activities	(16,224,113)	1,534,871

(Unaudited Condensed Consolidated Statements of Cash Flows continues on the next page)

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
 (All amounts expressed in U.S. Dollars)

(continued)

	For the six months ended June 30,
	2010	2011
Cash flows from financing activities:
Offering expenses paid	(44,451)	-
Dividends paid	(3,084,971)	(4,030,287)
Loan arrangement fees paid	-	(220,000)
Repayment of long-term debts	(5,775,000)	(7,586,000)
Net cash used in financing activities	(8,904,422)	(11,836,287)

Net decrease in cash and cash equivalents	(15,754,561)	(4,764,233)
Cash and cash equivalents at beginning of period	40,984,549	34,273,518
Cash and cash equivalents at end of period	25,229,988	29,509,285
Cash paid for interest	708,244	1,079,499

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

1.           Basis of Presentation and General Information

Euroseas Ltd. (the "Company") was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the beneficial owners of the ship owning companies in existence at that time (see list below).

The operations of the vessels are managed by Eurobulk Ltd. (the "Management Company"), a corporation controlled by members of the Pittas family.  Members of the Pittas family are the controlling shareholders of Friends Investment Company Inc. which owns 34.7% of the Company's shares and of Eurobulk Marine Holdings Inc. which owns another 1.3% of the Company's shares as of June 30, 2011.

The Management Company has an office in Greece located at 4 Messogiou & Evropis Street, 151 25 Maroussi, Greece. The Management Company provides the Company with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, as well as executive management services, in consideration for fixed and variable fees (see Note 5).

The Company is engaged in the ocean transportation of dry bulk and containers through ownership and operation of dry bulk and container carriers owned by ship-owning subsidiary companies. There have been no new ship-owning subsidiaries formed or acquired by the Company since December 31, 2010.

2.	Significant Accounting Policies

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information.  Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the six months period ended June 30, 2011 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2011.

The unaudited condensed consolidated financial statements as of and for the six month periods ended June 30, 2011 and 2010 should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2010 as filed with the Securities and Exchange Commission ("SEC") on Form 20-F.

A summary of the Company's significant accounting policies is identified in Note 2 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2010.  There have been no changes to the Company's significant accounting policies.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies (continued)

Recent accounting pronouncements

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS ("ASU 2011-04"). ASU 2011-04 amends ASC 820, Fair Value Measurements ("ASC 820"), providing a consistent definition and measurement of fair value, as well as similar disclosure requirements between U.S. GAAP and International Financial Reporting Standards.  ASU 2011-04 changes certain fair value measurement principles, clarifies the application of existing fair value measurement and expands the ASC 820 disclosure requirements, particularly for Level 3 fair value measurements.  The adoption of ASU 2011-04 is not expected to have a material effect on the Company's unaudited condensed consolidated financial statements, but may require certain additional disclosures.  The amendments in ASU 2011-04 are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011.

In June 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income ("ASU 2011-05"). ASU 2011-05 requires the presentation of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements.  Early adoption of ASU 2011-05 is permitted.  The adoption of ASU 2011-05 is not expected to have a material effect on the Company's unaudited condensed consolidated financial statements, but may require a change in the presentation of the Company's comprehensive income, if any.  For public entities, the amendments are effective as of the beginning of a fiscal reporting year, and interim periods within that year, that begins after December 15, 2011.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

3.	Vessels, Net Book Value

The amounts in the accompanying unaudited condensed consolidated balance sheets are as follows:

	Costs	Accumulated Depreciation	Net Book Value
Balance, January 1, 2011	326,449,124	(71,036,690)	255,412,434
Depreciation for the period	-	(9,174,278)	(9,174,278)
Balance, June 30, 2011	326,449,124	(80,210,968)	246,238,156

There were no vessel purchases or sales in the six month period ended June 30, 2011.

4.	Fair Value of Above or Below Market Time Charters Acquired

M/V "Maersk Noumea" was acquired on May 22, 2008 with an outstanding time charter terminating on August 2011 with a charter rate of $16,800 per day plus three one-year consecutive optional extensions at $18,735, $19,240 and $19,750 per day, respectively.  This charter rate was below the market rates for equivalent time charters prevailing at the time.  The present value of the below-market charter plus the optional periods was estimated by the Company at $9,597,438 and was recorded as a liability in the "Unaudited condensed consolidated balance sheets."  For the six months ended on June 30, 2010, voyage revenue included $1,053,208, and, for the six months ended June 30, 2011 $1,318,211 as amortization of the below-market rate charter for the M/V "Maersk Noumea."  The latter amount was the unamortized amount as of December 31, 2010 and is recorded as a liability in the "Unaudited condensed consolidated balance sheets."  There is no remaining unamortized below market rate charter as of June 30, 2011.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

5.	Related Party Transactions

The Company's vessel owning companies are parties to management agreements with the Management Company, which is controlled by members of the Pittas family, whereby the Management Company provides technical and commercial vessel management for a fixed daily fee of Euro 665 for 2010 and Euro 700 for 2011 under the Company's Master Management Agreement (see below).  Vessel management fees paid to the Management Company amounted to $2,275,545 and $2,910,624 in the six-month periods ended June 30, 2010 and 2011, respectively.

In addition to the vessel management services, Eurobulk provides the Company with management services for the Company's needs as a public company. For the six months ended June 30, 2010 and June 30, 2011, compensation for such services to the Company as a public company was $582,500 and $612,500, respectively.

Amounts due to or from related companies represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Company during the normal course of operations for which a right of offset exists.  As of December 31, 2010 the amount due to related companies was $1,594,773.  For the six months ended June 30, 2011, the amount due from related companies was $1,271,724.  Based on the Master Management Agreement between the Company and the Management Company, an estimate of the quarter's operating expenses, expected drydock expenses, vessel management fee and fee for management executive services are to be advanced in the beginning of each quarter to the Management Company.

The Company uses brokers for various services, as is industry practice.  Eurochart S.A., an affiliated company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays a commission of 1% of the vessel sales price and 1.25% of charter revenues.  There were no sales of vessels during the six month period ending June 30, 2010 and 2011 for the Company.  Eurochart S.A. received a 1% commission for the acquisition of the M/V "Aggeliki P."  Commissions to Eurochart S.A. for chartering services was $612,998 in the six-month period ended June 30, 2010.  For the six months ended June 30, 2011 commissions to Eurochart S.A. for chartering services was $353,793.

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc. ("Sentinel").  Technomar Crew Management Services Corp ("Technomar"), is a company owned by certain members of the Pittas family, together with two other unrelated ship management companies.  The shareholders' percentage for the year 2010 participation in the Sentinel and Technomar joint ventures was 86.8% and 43%, respectively.  For the first six months ended June 30, 2011 the shareholders' percentage participation in the Sentinel and Technomar joint ventures was 86.8% and 44.3%, respectively. Sentinel is paid a commission on premium not exceeding 5%; Technomar is paid a fee of about $50 per crew member per month.  Total fees charged by Sentinel and Technomar were $197,921 and $219,602 in the first half of 2010, respectively. In the first half of 2011, total fees charged by Sentinel and Technomar were $51,982 and $113,726, respectively.  These amounts are recorded in "Vessel operating expenses" under "Operating expenses."

Related party revenue amounting to $119,014 for the six-month period ended June 30, 2011 relates to fees received from Euromar LLC, a joint venture of the Company (see below Note 11), for management services provided.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

6.	Long-Term Debt

Long-term debt consisted of bank loans of the ship-owning companies.  Change in debt during the six-month period ended June 30, 2011 relates only to debt repayments.  Outstanding long-term debt as of December 31, 2010 and June 30, 2011 is as follows:

Borrower	December 31, 2010	June 30, 2011
Alterwall Business Inc./ Allendale Investments S.A	1,900,000	-
Xenia International Corp	3,480,000	2,950,000
Prospero Maritime Inc.	7,975,000	7,150,000
Xingang Shipping Ltd. / Alcinoe Shipping Ltd	8,000,000	7,500,000
Manolis Shipping Ltd.	7,760,000	7,440,000
Trust Navigation Corp. / Tiger Navigation Co.	2,400,000	2,300,000
Saf Concord Shipping Ltd.	8,250,000	7,750,000
Eleni Shipping Ltd.	9,400,000	9,000,000
Pantelis Shipping Corp.	10,720,000	10,160,000
Aggeliki Shipping Ltd.	8,500,000	7,894,000
Noumea Shipping Ltd.	20,000,000	18,655,000
	88,385,000	80,799,000
Less: Current portion	(13,472,000)	(13,662,000)
Long-term portion	$74,913,000	$67,137,000

None of the above loans is registered in the U.S. The future annual loan repayments are as follows:

To December 31:
2011	5,886,000
2012	13,332,000
2013	20,937,000
2014	16,312,000
2015	11,412,000
Thereafter	12,920,000
Total	$80,799,000

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated financial statements
(All amounts expressed in U.S. Dollars)

6.           Long-Term Debt - continued

In addition to the terms specific to each loan described above, all the above loans are secured with one or more of the following:

•	first priority mortgage over the respective vessels on a joint and several basis.
•	first assignment of earnings and insurance.
•	a personal guarantee of one shareholder.
•	a corporate guarantee of the Company.
•	a pledge of all the issued shares of each borrower.

The loan agreements contain covenants such as minimum requirements regarding the hull ratio cover  (the ratio of fair value of vessel to outstanding loan less cash in retention accounts), restrictions as to changes in management and ownership of the vessel shipowning companies, distribution of profits or assets (i.e. limiting dividends in some loans to 60% of profits, or not permitting dividend payments or other distributions in cases where an event of default has occurred), additional indebtedness and mortgage of vessels without the lender's prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of our subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash).  The loans agreements also require the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan installments.  Minimum cash balance requirements are in addition to cash held in retention accounts.  These cash deposits amounted to $5,776,714 and 5,917,118 as of December 31, 2010 and June 30, 2011, respectively, and are shown as "Restricted cash" under "Current assets" and "Long-term assets" in the unaudited condensed consolidated balance sheets.  The Company is currently satisfying all the debt covenants.

Interest expense for the six-month periods ended June 30, 2010 and 2011 amounted to $673,803 and $1,052,243, respectively.  At June 30, 2011, LIBOR for the Company's loans was on average approximately 0.23% per year and the average interest rate margin over LIBOR on our debt was approximately 2.17% per year for a total average interest rate of approximately 2.40% per year.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated financial statements
 (All amounts expressed in U.S. Dollars)

7.	Commitments and Contingencies

(a)
There are no material legal proceedings to which the Company is a party or to which any of its properties are subject, other than routine litigation incidental to the Company's business.  In the opinion of the management, the disposition of these lawsuits should not have a material impact on the unaudited condensed consolidated results of operations, financial position and cash flows.

(b)
Future minimum long-term time charter revenue net of commissions, based on non-cancelable time charter contracts as of June 30, 2011 will be $19.8 million and $13.9 million for the twelve month periods ended on June 30, 2012 and 2013, respectively, assuming the scheduled drydockings and special surveys (20-25 days every two and a half years) and one additional off-hire day per quarter to account for any unscheduled off-hire time.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

8.	Stock Incentive Plan

On October 25, 2007, the Board of Directors approved the Company's 2007 Stock Incentive Plan (the "2007 Plan") and on February 4, 2010, the Company's 2010 Stock Incentive Plan (the "2010 Plan"). Both plans are administered by the Board of Directors which can make awards totaling in aggregate up to 600,000 and 1,500,000 shares, respectively, over 10 years after each plan's adoption date. The persons eligible to receive awards under the Plan are officers, directors, and executive, managerial, administrative and professional employees of the Company or the Management Company or Eurochart S.A., (collectively, "key persons") as the Board, in its sole discretion, shall select based upon such factors as the Board shall deem relevant.  Awards may be made under the 2007 Plan and 2010 Plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares.

All unvested restricted shares are conditional upon the grantee's continued service as an employee of the Company, the Management Company or as a director until the applicable vesting date. The grantee does not have the right to vote such unvested restricted shares until they vest or exercise any right as a shareholder of these shares, however, the unvested shares will accrue dividends as declared and paid which will be retained by the Company until the shares vest at which time they are payable to the grantee. As of December 31, 2010 and June 30, 2011, the unvested restricted shares accrued dividends of $32,175 and $64,350, respectively. As unvested restricted share grantees accrue dividends on awards that are expected to vest, such dividends are charged to retained earnings.

The Company estimates the forfeitures of unvested restricted shares to be immaterial. The Company will, however, re-evaluate the reasonableness of its assumption at each reporting period.

The compensation cost that has been charged against income for those plans was $335,768 and $359,080 for the six month periods ending June 30, 2010 and June 30, 2011, respectively. The Company has used the straight-line method to recognize the cost of the awards.

A summary of the status of the Company's unvested shares as of January 1, 2011, and changes during the six month period ended June 30, 2011, are presented below:

Unvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Unvested on January 1, 2011	247,500	$1,008,975
Granted	-	-
Vested	-	-
Forfeited	-	-
Unvested on June 30, 2011	247,500	$1,008,975

As of June 30, 2011, there was $489,939 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted under the Plan based on the closing stock price of $4.35 on June 30, 2011 used for the valuation of the shares awarded to non-employees. That cost is expected to be recognized over a weighted-average period of 0.82 year. The total fair value of shares vested during the six-month period ended June 30, 2011 was zero and the recognized portion of the unvested shares was $359,080.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

9.	Loss Per Share

Basic and diluted loss per common share are computed as follows:

	For the six months ended June 30,
	2010	2011
Income:
Net loss	(2,463,103)	(563,504)
Basic earnings per share:
Weighted average common shares – Outstanding	30,849,711	31,002,711
Basic loss per share	(0.08)	(0.02)
Effect of dilutive securities
Warrants	-	-
Unvested incentive stock awards	-	-
Weighted average common shares – Outstanding	30,849,711	31,002,711
Diluted loss per share	(0.08)	(0.02)

During the six-month periods ended June 30, 2010 and 2011, the effect of both the warrants and unvested stock awards was anti-dilutive. All warrants expired on August 25, 2010 and as of December 31, 2010 and June 30, 2011, the Company has no outstanding warrants.

In the six-month periods ended June 30, 2010 and 2011, the Company declared dividends of $3,108,470 ($0.10 per share), and $4,062,463 ($0.13 per share), respectively.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

10.           Financial Instruments

The principal financial assets of the Company consist of cash on hand and at banks, trading securities, interest rate swaps, Forward freight agreement ("FFA") contracts and accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term loans, FFA contracts and accounts payable due to suppliers.

Interest rate risk

The Company enters into interest rate swap contracts as economic hedges to manage its exposure to variability in its floating rate long term debt. Under the terms of the interest rate swaps the Company and the bank agreed to exchange, at specified intervals the difference between a paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amounts and maturities.  Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, the derivatives described below in this Note do not qualify for accounting purposes as fair value hedges, under guidance relating to "Accounting for derivative instruments and hedging activities", as the Company does not have currently written contemporaneous documentation identifying the risk being hedged and, both on a prospective and retrospective basis, performing an effectiveness test to support that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of these derivatives in the "Unaudited condensed consolidated statements of operations." As of December 31, 2010 and June 30, 2011, the Company had two and three open swap contracts, respectively.

  Concentration of credit risk

Financial instruments, which potentially subject the Company to significant concentration of credit risk consist primarily of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluation of the relative credit standing of these financial institutions that are considered in the Company's investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable.  As of December 31, 2010 and June 30, 2011, the amounts in trade accounts receivable from each customer accounting for more than 10% of 2010 hire revenues are not significant.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

10.           Financial Instruments - continued

Forward freight agreements ("FFA")

The Company trades in the FFA market with an objective to utilize the FFAs as economic hedging instruments that are effective at reducing the market risk of specific drybulk vessels. The Company does not trade FFAs speculatively. FFA trading generally has not qualified as hedge accounting and as such the trading of FFAs could lead to material fluctuations in the Company's reported results from operations on a period to period basis.  As of January 1, 2010, the Company had eleven open FFAs amounting to 905 days vessel-days in 2010 on the Baltic Panamax Index ("BPI"), the equivalent capacity of approximately 2.5 modern Panamax –size drybulk carriers. In 2010, the Company bought a "put" option contract on the BPI for 360 days with $16,500 per day striking price and sold a "call" option contract for 360 days on the BPI with $23,500 per day on the BPI both for calendar 2011. None of the "mark-to-market" positions of the open FFA contracts qualified for hedge accounting treatment.

  Fair value of financial instruments

The carrying values of cash, accounts receivable and accounts payable are reasonable estimates of their fair value due to the short term nature of these financial instruments. The fair value of long term bank loans bearing interest at variable interest rates approximates the recorded values. Additionally, the Company considers the creditworthiness when determining the fair value of the credit facilities. The carrying value approximates the fair market value of the floating rate loans. The fair value of the Company's interest rate swaps was the estimated amount the Company would pay to terminate the swap agreements at the reporting date, taking into account current interest rates and the current creditworthiness of the Company and its counter parties. The fair value of trading securities and FFA contracts is based on the closing price on the last day of the reporting period.

The Company follows guidance relating to "Fair value measurements", which establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements.  This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company's investments in trading securities and FFA contracts are determined based on quoted prices in active markets and therefore are considered Level 1 of the fair value hierarchy as defined in guidance relating to "Fair value measurements."

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

10.           Financial Instruments - continued

The fair value of the Company's interest rate swap agreements is determined using a discounted cash flow approach based on market-based LIBOR swap rates.  LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items. The fair values of the interest rate swap determined through Level 2 of the fair value hierarchy as defined in guidance relating to "Fair value measurements" are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined. As of December 31, 2010 and June 30, 2011, no fair value measurements for assets or liabilities under Level 3 were recognized in the Company's unaudited condensed consolidated financial statements.

	Fair Value Measurement at Reporting Date Using
	Total, December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets
Trading securities	$263,223	$263,223	-	-
Derivatives, current	$574,336	$574,336	-	-
Liabilities
Derivatives, current and long-term portion	$3,374,980	-	$3,374,980	-

	Fair Value Measurement at Reporting Date Using
	Total, June 30, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2	Significant Other Unobservable Inputs (Level 3)
Assets
Trading securities	$143,457	$143,457	-	-
Derivatives, current	$853,522	$853,522	-	-
Liabilities
Derivatives, current and long-term portion	$3,654,853	-	$3,654,853	-

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

10.           Financial Instruments - continued

Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2010	June 30, 2011
FFA contracts	Current assets - Derivatives	574,336	853,522
FFA contracts	Long-tem assets - Derivatives	-	-
Interest rate contracts	Long-tem assets - Derivatives	-	-
Total derivative assets		574,336	853,522

FFA contracts	Current liabilities - Derivatives	-	-
Interest rate contracts	Current liabilities - Derivatives	1,837,924	2,137,552
Total derivative current liabilities		1,837,924	2,137,552
FFA contracts	Long-term liabilities - Derivatives	-	-
Interest rate contracts	Long-term liabilities - Derivatives	1,537,056	1,517,301
Total derivative long-term liabilities		1,537,056	1,517,301
Total derivative liabilities		3,374,980	3,654,853

Derivatives not designated as hedging instruments	Location of gain (loss) recognized	Six Months Ended June 30, 2010	Six Months Ended June 30, 2011
FFA contracts – Fair value	Change in fair value of derivatives	5,692,685	279,186
FFA contracts - Realized loss	Change in fair value of derivatives	(7,605,452)	409,363
Interest rate – Fair value	Change in fair value of derivatives	(1,633,889)	(279,873)
Interest rate contracts - Realized loss	Change in fair value of derivatives	(801,278)	(843,767)
Total loss on derivatives		(4,347,934)	(435,091)

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

11.	Investment in joint venture

On March 25, 2010, the Company entered into a joint venture (the "Joint Venture") with companies managed by Eton Park Capital Management, L.P. ("Eton Park") and Rhône Capital III L.P. ("Rhône") to form Euromar LLC.  Eton Park's investments are made through Paros Ltd., a Cayman Islands exempted company, and Rhône's investments are made through the Cayman Islands limited companies All Seas Investors I Ltd., All Seas Investors II Ltd., and the Cayman Islands exempted limited partnership All Seas Investors III LP.  Euromar will acquire, maintain, manage, operate and dispose of shipping vessels.  Pursuant to the terms of the Joint Venture, the Company may invest up to $25.0 million for a 14.286% interest in the Joint Venture, while Eton Park and Rhône may each invest up to $75.0 million for a 42.857% interest in the Joint Venture each, for a total of $175.0 million.  Management of the vessels and various administrative services pertaining to the vessels are performed by Eurobulk and its affiliates; strategic, financial and reporting services are provided by the Company.

As of June 30, 2011, the Company contributed $15.0 million of the $25.0 million initially committed and it may further invest an additional $10.0 million. The Company accounts for its investment in the Joint Venture using the equity method of accounting despite the fact that it is a minority partner, it is considered to have significant influence in the operations and management of Euromar LLC (see "Significant Accounting Policies" – Note 2).  The Company's share of the results of operations of the Joint Venture is included in the "Unaudited condensed consolidated statements of operations" as "Equity/(loss) in joint venture."  For the six months ended June 30, 2011the Company's share of the results of operations of the Joint Venture amounted to a loss of ($16,348). The Company's investment in the Joint Venture is recorded in the "Unaudited condensed consolidated balance sheets" at its book value which was $14,461,167 as of December 31, 2010 and $14,444,819 as of June 30, 2011.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

12.           Subsequent Events

a)
On August 2, 2011, the Board of Directors declared a cash dividend of $0.07 per common share of the Company.  Such cash dividend was paid on September 9, 2011 to the holders of record of the Company's common shares as of September 2, 2011.

b)
On September 26, 2011 the Company's Joint Venture signed a memorandum of agreement to purchase the M/V "Torge S", a geared containership of 33,216 deadweight tons and 2,450 twenty foot equivalent units built in 2003 in Japan. The vessel was delivered to the Joint Venture in October 2011 and was renamed the M/V "EM Andros."

c)
On November 9, 2011, the Board of Directors declared a cash dividend of $0.07 per Euroseas Ltd. common share.  Such cash dividend shall be payable on December 9, 2011 to the holders of record of Euroseas Ltd. common shares as of December 2, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.
(registrant)

Dated: November 9, 2011	By: /s/ Aristides J. Pittas
---------------------------------
Aristides J. Pittas
President